UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Semiannual Period Ended June 30, 2022

WILEY AREA DEVELOPMENT LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11010

Ohio

(State or other jurisdiction of

incorporation or organization)

81-5422785

(I.R.S. Employer Identification No.)

572 Breckenridge Way

Beavercreek, OH 45430

(Address of principal executive offices)

937.410.0041

Issuer’s telephone number, including area code

Class B Units

(Title of each class of securities issued pursuant to Regulation A)

10

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Item 1.Management’s Discussion and Analysis of Financial Condition and Results of Operations

Wiley Area Development LLC was formed on February 20, 2017 as an Ohio limited liability company. On February 1, 2019, Wiley Area Development LLC registered the trade name Tasty Equity in the state of Ohio in order to do business under that name. The Company was formed to leverage the extensive relationships, operational expertise and in-the-trenches operational experience of its founders to serve as the operating partner to independent restaurant owner-operator franchisees of Rapid Fired Franchising and Hot Head Franchising.

Management’s discussion and analysis of financial condition and results of operations as of December 31, 2021 is available for review here and incorporated by reference.

https://www.sec.gov/Archives/edgar/data/1766914/000176691422000001/wileyform1k2021.htm

A.Operating Results Overview

Wiley Area Development LLC was formed on February 20, 2017 as an Ohio limited liability company. On February 1, 2019, Wiley Area Development LLC registered the trade name Tasty Equity in the state of Ohio in order to do business under that name. The Company was formed to leverage the extensive relationships, operational expertise and in-the-trenches operational experience of its founders to serve as the operating partner to independent restaurant owner-operator franchisees of Rapid Fired Franchising and Hot Head Franchising.

Results of Operations

The period of January 1, 2022 to June 30, 2022

Revenue. Total revenue for the period of January 1, 2022 to June 30, 2022 was $154,514.

Cost of Sales. Cost of sales for the period of January 1, 2022 to June 30, 2022 was $0.00.

Administrative Expenses. Operating expenses for the period of January 1, 2022 to June 30, 2022 were $308,216. Operating expenses for the period were comprised of professional fees, advertising and marketing, office expenses, bank charges, licenses, travel and lodging, meals and entertainment, depreciation and other administrative expenses.

Net Loss. Net loss for the period of January 1, 2022 to June 30, 2022  was $(236,290). This net loss was the result of operating expenses exceeding early stage operating revenues.

B.Liquidity and Capital Resources

We had net cash of $244,234 at June 30, 2022.

During the period of January 1, 2022 to June 30, 2022, operating activities used $(194,976).

Cash used by investing activities relating to capital expenditures during the period of January 1, 2022 to June 30, 2022 was $0.00.

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C.Plan of Operations

Our plan of operation for the period of January 1, 2022 to June 30, 2022 and for the remainder of 2022 has not changed from that set out in our filing found here and incorporated by reference:

https://www.sec.gov/Archives/edgar/data/1766914/000176691422000001/wileyform1k2021.htm

D.Trend Information

Trend information for the period of January 1, 2022 to June 30, 2022 and for the remainder of 2022 has not changed from that set out in our filing found here and incorporated by reference:

https://www.sec.gov/Archives/edgar/data/1766914/000176691422000001/wileyform1k2021.htm

E.Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.Critical Accounting Policies

We have identified the policies outlined below in the Notes to our interim financial statements attached to this filing as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations of our SEC filings found here:

(https://www.sec.gov/Archives/edgar/data/1766914/000176691422000001/wileyform1k2021.htm) where such policies affect our reported and expected financial results. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

For a summary discussion of the critical accounting policies, please read Note 1 to the attached financial statements.

G.Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business, in the next 12 months.

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Item 2.Other Information

None.

Item 3.Financial Statements

INDEX TO FINANCIAL STATEMENTS OF WILEY AREA DEVELOPMENT LLC
Balance Sheet as of June 30, 2022 (unaudited) and December 31, 2021 (audited)	6
Statement Of Operations And Changes In Members' Equity for the Six Months Ended June 30, 2022 (unaudited) and for the Six Months Ended June 30, 2021 (unaudited)	7
Statement Of Cash Flows as of June 30, 2022 (unaudited)	8
Notes	10

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WILEY AREA DEVELOPMENT LLC

FINANCIAL STATEMENTS (Unaudited)

For the periods Ended

June 30, 2022,

June 30, 2021 and

December 31, 2021

In the opinion of management all adjustments, necessary in order to make the interim financial statements not misleading, have been included.

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ASSETS

	June 30, 2022	December 31, 2021
CURRENT ASSETS		
CASH	$ 244,234	$ 11,466
ACCOUNTS RECEIVABLE	20,570	50,062
TOTAL CURRENT ASSETS	264,804	61,528
PROPERTY AND EQUIPMENT, net	1,071	1,301
OTHER ASSETS		
INVESTMENT IN AFFILIATES	218,338	232,892
TOTAL OTHER ASSETS	218,338	232,892
TOTAL ASSETS	$ 484,213	$ 295,721

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

	June 30, 2022	December 31, 2021
CURRENT LIABILITIES		
ACCOUNTS PAYABLE	$ 118,173	$ 113,688
ACCRUED PAYROLL	1,728	2,434
LOANS FROM AFFILIATES	423,695	95,600
NOTES PAYABLE AND ACCRUED INTEREST	741,883	700,163
TOTAL CURRENT LIABILITIES	1,285,479	911,885
LONG TERM LIABILITIES	500,000	500,000
MEMBERS' EQUITY (DEFICIT)	(1,301,266)	(1,116,164)
TOTAL LIABILITIES AND EQUITY (DEFICIT)	$ 484,213	$ 295,721

SEE NOTES TO FINANCIAL STATEMENTS.

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	6 Months Ended Jun. 30, 2022	6 Months Ended Jun. 30, 2021
REVENUE		
MANAGEMENT FEE	$ 154,514	$ 67,434
TOTAL REVENUE	154,514	67,434.00
OPERATING EXPENSES		
PROFESSIONAL FEES	107,347	119,470
ADVERTISING & MARKETING	91,882	164,755
OFFICE EXPENSE	21,405	20,710
BANK CHARGES	581	797
LICENSES	2,344	104
TRAVEL AND LODGING	199	911
MEALS AND ENTERTAINMENT	12	5
DEPRECIATION	230	230
COMPENSATION	12,679	34,717
OTHER ADMINISTRATIVE EXPENSES	71,537	5,318
TOTAL EXPENSES	308,216	347,017
LOSS FROM OPERATIONS	(153,702)	(279,583)
OTHER INCOME (EXPENSE)		
INTEREST EXPENSE	(68,034)	(54,939)
INTEREST INCOME	-	3
EQUITY INCOME (LOSS) IN AFFILIATES	(14,554)	16,401
NET LOSS	$ (236,290)	$ (318,118)
CHANGES IN MEMBERS' EQUITY:		
MEMBERS' EQUITY (DEFICIT) - BEGINNING OF PERIOD	$ (1,116,164)	$ (917,252)
ISSUANCE OF CLASS B UNITS	51,188	225,608
NET LOSS	(236,290)	(318,118)
MEMBERS' EQUITY (DEFICIT) - END OF THE PERIOD	$ (1,301,266)	$ (1,009,762)
PER UNIT AMOUNTS:		
BASIC EARNINGS PER UNIT	$ (0.03)	$ (0.04)
DILUTED EARNINGS PER UNIT	$ (0.03)	$ (0.04)

SEE NOTES TO FINANCIAL STATEMENTS.

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WILEY AREA DEVELOPMENT, LLC
STATEMENTS OF CASH FLOWS
For the six months ended June 30, 2022 (unaudited) and for the six months ended June 30, 2021 (unaudited)

	6 Months Ended Jun. 30, 2022	6 Months Ended Jun. 30, 2021
CASH FLOW FROM OPERATING ACTIVITIES:		
NET LOSS	$ (236,290)	$ (318,118)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES:		
DEPRECIATION	230	230
NON-CASH COMPENSATION COST	(23,800)	
EQUITY (INCOME) LOSS IN AFFILIATES	14,554	(16,401)
CHANGES IN OPERATING ASSETS AND LIABILITIES		
ACCOUNTS RECEIVABLE	29,493	(5,268)
ACCOUNTS PAYABLE	4,485	45,730
ACCRUED PAYROLL	(706)	(114)
ACCRUED INTEREST ON NOTES PAYABLE	17,058	10,395
NET CASH USED IN OPERATING ACTIVITIES	(194,976)	(283,546)
CASH FLOW FROM INVESTING ACTIVITIES:		
PAYMENTS RECEIVED ON LOANS TO MEMBERS	18,800	
PAYMENTS RECEIVED ON ACCRUED INTEREST FROM MEMBERS	5,000	
INVESTMENT IN AFFILIATES	-	-
NET CASH PROVIDED BY INVESTING ACTIVITIES	23,800	-
CASH FLOW FROM FINANCING ACTIVITIES:		
CLASS B UNITS ISSUED	51,188	225,608
LOANS FROM AFFILIATES	328,095	-
PROCEEDS FROM NOTES PAYABLE	24,661	19,606
NET CASH PROVIDED BY FINANCING ACTIVITIES	403,944	245,214
INCREASE (DECREASE) IN CASH	232,768	(38,332)
CASH - BEGINNING OF PERIOD	11,466	60,859
CASH - END OF PERIOD	$ 244,234	$ 22,527

SEE NOTES TO FINANCIAL STATEMENTS.

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WILEY AREA DEVELOPMENT, LLC
STATEMENTS OF CASH FLOWS
For the six months ended June 30, 2022 (unaudited) and
for the six months ended June 30, 2021 (unaudited)

	6 Months Ended Jun. 30, 2022		6 Months Ended Jun. 30, 2021	
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:				
RECONCILIATION OF CASH PRESENTED IN THE BALANCE SHEET:				
CASH	$	244,234	$	22,527
RESTRICTED CASH		-		-
	$	244,234	$	22,527
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:				
CASH PAID FOR INTEREST	$	26,315	$	24,937
CASH PAID FOR TAXES	$	-	$	-
CASH RECEIVED PAID FOR ACCRUED INTEREST	$	5,000	$	-
NON-CASH FINANCING ACTIVITIES:				
CAPITALIZED INTEREST	$	24,661	$	-

SEE NOTES TO FINANCIAL STATEMENTS.

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WILEY AREA DEVELOPMENT LLC

NOTES TO FINANCIAL STATEMENTS

For the periods ending June 30, 2022, June 30, 2021 and December 31, 2021

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following accounting principles and practices of Wiley Area Development, LLC (the “WD” or “Company”) are set forth to facilitate the understanding of data presented in the financial statements:

Nature of operations

Wiley Area Development, LLC, which also does business as Wiley Development Group and Tasty Equity was founded on February 20, 2017, to serve as the operating partner to independent restaurant owner operator (“ROs”) franchisees of Rapid Fired Pizza Franchising and Hot Head Burritos Franchising, located in northern Ohio. The Company will invest alongside ROs, providing initial working capital to fund the startup costs that occur prior to securing bank financing based upon a bank pre-approval for each RO. In addition, the Company will provide advisory services related to site selection, restaurant design, operations and serve as the back office operating partner for each RO. As of June 30, 2022, the principals of the Company have sponsored three ROs in the development of two Rapid Fired Pizza restaurants and two Hot Head Burrito restaurants. The assets of the Rapid Fired Pizza location originally planned for Findlay will be relocated to a similar location in Youngstown in 2022.

The Company entered into an agreement with a franchisee of Hot Head Burritos, a related party, to perform back-office and executive supervisory functions on behalf of the client for 7 locations in the vicinity of Cleveland, Youngstown and Pittsburgh, Pennsylvania. The Company will perform these services on a cost recovery plus management fee basis. The Company's agreement is on a month to month basis as a contractor with the client.

The Company’s financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company generates some cash through management services with affiliates as well as funding operations through advances on short-term notes payable, equity contributions from members and Regulation A+ public offering. The future viability of the Company is largely dependent upon its ability to raise additional capital to finance its operations. Management expects that future sources of funding may include sales of equity, obtaining loans or other strategic transactions. Although management continues to pursue these plans, there is no assurance the Company will be successful in obtaining sufficient financing on terms acceptable to the Company to fund continuing operations, if at all. These circumstances raise substantial doubt on the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Through June 30, 2022, the Company has raised $543,266 through the issuance of Class B units.

Basis of presentation

The financial statements of the Company have been prepared on the accrual basis. Financial statement presentation follows accounting principles generally accepted in the United States of America (“GAAP”) as contained in the Accounting Standards Codification (“ASC”) issued by the Financial Accounting Standards Board (“FASB”).

Cash

Restricted cash includes amounts serving as collateral and held within accounts. Access to the balances within such accounts is restricted and controlled by the lender.

Fair values of financial instruments

Financial instruments consist primarily of cash, loans to members and investments in affiliates. Management estimates that the fair values of cash, advances to affiliates and loans to members approximate the carrying value recorded in the accompanying balance sheet. The Company’s investments in affiliates represent minority interests in closely held businesses operating restaurant franchises. As there is no active market for these investments, management has determined that it is not practical to estimate the fair value of the units held. Management estimates that the carrying value of notes payable approximates fair value based on current rates available for debt instruments with similar characteristics.

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WILEY AREA DEVELOPMENT LLC

NOTES TO FINANCIAL STATEMENTS

For the periods ending June 30, 2022, June 30, 2021 and December 31, 2021

Investments in affiliates

Investments in partnerships and less-than-majority owned subsidiaries in which the Company does not have control, but has the ability to exercise significant influence over operating financial policies, are accounted for using the equity method of accounting. The equity method investments are shown on the Company's balance sheet as "Investment in affiliates," and the Company's share of earnings or losses from these investments are shown in the accompanying statement of operations as "Equity income (loss) in affiliates."

Equity method investments are initially recognized at cost which is the same as the price paid to acquire the holding in the investee. Under the equity method, the carrying amount of the equity affiliate is adjusted annually by the percentage of any change in its equity corresponding to the Company's percentage interest in these equity affiliates. The carrying costs of these investments are also increased or decreased to reflect additional contributions or withdrawals of capital. Any difference in the book equity and the Company's pro rata share of the net assets of the investment will be reported as gain or loss at the time of the liquidation of the investment.

Equity method investments are evaluated annually to determine if declines in value have occurred that are other than temporary in nature.

Revenue recognition

The Company generates revenue through services provided to affiliate and non affiliate stores. Fees for such services are based on service contracts, which were executed as of August 1, 2020 and June 1, 2021. The Company will recognize revenue in accordance with the provisions of FASB ASC 606, Revenue from Contracts with Customers . Revenues are recognized in an amount that reflects the consideration what the Company expects to be entitled to in exchange for the services delivered. Such revenues are recognized over time as services are provided. The Company's revenues do not include a significant financing component and do not include variable consideration.

Depreciation

The Company capitalizes major additions and improvements while costs to maintain present assets are expensed as incurred. Property and equipment are depreciated using the straight-line, half-year method over useful lives according to the asset classification, as follows:

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WILEY AREA DEVELOPMENT LLC

NOTES TO FINANCIAL STATEMENTS

For the periods ending June 30, 2022, June 30, 2021 and December 31, 2021

Advertising

The Company expenses advertising costs as they are incurred. Advertising expense for the years ended June 30, 2022 and 2021, is $91,881 and $164,755, respectively.

Income taxes

The members of the Company have elected to be taxed as a C-Corporation. Accordingly, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus or minus the net change in deferred tax assets and liabilities. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax assets to the amount that will more likely than not be realized.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

NOTE 3 - INVESTMENT IN AFFILIATES:

The Company holds 18% interest in Wiley Ventures, LLC, Wiley Ventures II, LLC, WD RFP Findlay, LLC and WD HHB Toledo, LLC. The Company's direct ownership interest, along with the ownership interest of the Company's members provides significant influence over the investees. The following summarizes the Company's activity with Wiley Ventures, LLC, Wiley Ventures II, LLC, WD HHB Toledo, LLC and WD RFP Findlay, LLC as of June 30, 2022:

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WILEY AREA DEVELOPMENT LLC

NOTES TO FINANCIAL STATEMENTS

For the periods ending June 30, 2022, June 30, 2021 and December 31, 2021

Beginning Balance	2022 Contributions	2022 Draws	Company's Portion of Income (Loss)	Equity Investment
Wiley Ventures	$ 96,572	$ -	$ -	$ (489)	$ 96,083
Wiley Ventures II	32,187	-	-	(14,151)	18,036
WD HHB Toledo	32,551	-	-	85	32,636
WD RFP Findlay	71,583	-	-	-	71,583
	$ 232,893	$ -	$ -	$ (14,555)	$ 218,338

Condensed balance sheets as of June 30, 2022, revenues and net income (loss) and cash flows for the period ended June 30, 2022, are as follows:

	Wiley Ventures	Wiley Ventures II	WD HHB Toledo	WD RFP Findlay
Current Assets	$ 701,581	$ 259,814	$ 393,296	$ -
Property and Equipment	421,845	535,777	279,203	-
Non-Current Assets	44,732	40,509	3,249	71,583
	$ 1,168,158	$ 836,100	$ 675,748	$ 71,583
Current Liabilities	$ 263,539	$ 235,537	$ 107,165	$ -
Long-Term Debt	667,872	651,193	472,325	-
	931,411	886,730	579,490	-
Members' Equity (Deficit)	236,747	(50,630)	96,258	71,583
	$ 1,168,158	$ 836,100	$ 675,748	$ 71,583
Revenues	$ 448,819	$ 373,577	$ 807,744	$ -
Net Income (Loss)	$ (2,715)	$ (78,617)	$ 474	$ -

	Wiley Ventures	Wiley Ventures II	WD HHB Toledo	WD RFP Findlay
Cashflows from operating activities	$ 37,656	$ (20,245)	$ 53,619	$ -
Cashflows from investing activities	(281,959)	(359,783)	(163,443)	-
Cashflows from financing activities	(51,262)	458,884	(38,064)	-
Net increase (decrease) in cash	$ (295,565)	$ 78,856	$ (147,888)	$ -

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WILEY AREA DEVELOPMENT LLC

NOTES TO FINANCIAL STATEMENTS

For the periods ending June 30, 2022, June 30, 2021 and December 31, 2021

Beginning Balance	2021 Contributions	2021 Draws	Company's Portion of Income (Loss)	Equity Investment
Wiley Ventures	$ 62,078	$ -	$ -	$ 15,004	$ 77,082
Wiley Ventures II	18,846	-	-	3,521	22,367
WD HHB Toledo	6,265	-	-	(2,124)	4,141
WD RFP Findlay	71,583	-	-	-	71,583
	$ 158,772	$ -	$ -	$ 16,401	$ 175,173

Condensed balance sheets as of June 30, 2021, revenues and net income (loss) and cash flows for the period ended June 30, 2021, are as follows:

	Wiley Ventures	Wiley Ventures II	WD HHB Toledo	WD RFP Findlay
Current Assets	$ 369,338	$ 73,324	$ 86,971	$ -
Property and Equipment	245,417	308,540	180,542	-
Non-Current Assets	48,413	42,951	3,591	71,583
	$ 663,168	$ 424,815	$ 271,104	$ 71,583
Current Liabilities	$ 61,599	$ 148,587	$ 134,712	$ -
Long-Term Debt	446,588	367,819	197,440	-
	508,187	516,406	332,152	-
Members' Equity (Deficit)	154,981	(91,591)	(61,048)	71,583
	$ 663,168	$ 424,815	$ 271,104	$ 71,583
Revenues	$ 411,213	$ 358,645	$ 629,839	$ -
Net Income (Loss)	$ 83,354	$ 19,564	$ (11,799)	$ -

	Wiley Ventures	Wiley Ventures II	WD HHB Toledo	WD RFP Findlay
Cashflows from operating activities	$ 50,024	$ (14,033)	$ (42,490)	$ -
Cashflows from investing activities	(232,000)	(26,000)	(44,000)	-
Cashflows from financing activities	41,353	41,669	(37,097)	-
Net increase (decrease) in cash	$ (140,623)	$ 1,636	$ (123,587)	$ -

During 2021 and 2022, funds were loaned from the affiliates to a related party operating entity, partially owned by the members of the Company, to provide bridge funding for the acquisition of the restaurants in northeast

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WILEY AREA DEVELOPMENT LLC

NOTES TO FINANCIAL STATEMENTS

For the periods ending June 30, 2022, June 30, 2021 and December 31, 2021

Ohio. At June 30, 2022, the related party operating entity owed Wiley Ventures, LLC a balance of $220,000 and owed Wiley Ventures II, LLC a balance of $30,000. There balances are reflected as current assets on the affiliates on the condensed balance sheets previously presented.

NOTE 4 - NOTES PAYABLE

On October 30, 2020, the Company's note with Times Square Ventures in the amount of $235,000 with an interest rate of 18% was retired and replaced with a new note with Time Square Ventures where a portion of the interest due was capitalized into the new note in the amount of $250,000, with an interest rate of 18% with a maturity date of July 27, 2021 and with quarterly interest payments of $11,250 due January 28, 2021, April 28, 2021 and July 27, 2021. On July 27, 2021, the Company's note with Times Square Ventures in the amount of $250,000 with an interest rate of 18% was amended and extended with a new maturity date of April 21, 2022 and quarterly interest payments of $11,250 will be due January 28, 2022, April 21, 2022. As of the date of the report, management was negotiating an extension of this note. The note inclusive of the accrued interest, had a total amount due of $261,250 as of June 30, 2022. The note is secured by a personal guarantee by the founding members and a security interest in membership units held by the members in related entities. In addition, the proceeds for the loan are required to be held in an account under the control of the lender.

On January 19, 2021, the Company's note with Times Square Ventures in the amount of $163,750 with an interest rate of 18% was retired and replaced with a new note with Time Square Ventures where a portion of the interest due was capitalized into the new note in the amount of $183,356, with an interest rate of 18% and a maturity date of October 15, 2021. On October 15, 2021, the Company's note with Times Square Ventures in the amount of $183,356 with an interest rate of 18% was retired and replaced with a new note with Time Square Ventures where a portion of the interest due was capitalized into the new note in the amount of $208,018, with an interest rate of 18% and a maturity date of July 12, 2022. The note inclusive of the accrued interest, had a total amount due of $230,759 as of June 30, 2022. The note is secured by a personal guarantee by the founding members and a security interest in membership units held by the members in related entities. In addition, the proceeds for the loan are required to be held in an account under the control of the lender.

The balance due under both notes payable to Times Square Ventures, including accrued interest was $492,008 at June 30, 2021 and $466,109 at December 31, 2021.

On April 11, 2019, the Company entered into a convertible note payable in the amount of $100,000 with a minority member of the Company. The note bears interest at 8% per annum and with a maturity due date of December 31, 2022, subject to an accelerated maturity date if the proceeds from the Company's Offering reach $500,000. In the event that the Offering fails to raise $500,000 and the Company fails to repay the note, the principal and interest due by the maturity date, then the note is convertible into units representing 10% of the outstanding Class A membership units, which shall be transferred to the holder by the two founding members of the Company. The balance due under this note payable, including accrued interest, was $125,667 at June 30, 2022 and $121,667 at December 31, 2021.

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WILEY AREA DEVELOPMENT LLC

NOTES TO FINANCIAL STATEMENTS

For the periods ending June 30, 2022, June 30, 2021 and December 31, 2021

On November 18, 2019, the Company entered into a convertible note payable in the amount of $25,000 with Brand Imperatives SSG, LLC. The Company added to the note in the amount of $15,000 in January 2020. The Company also received services in kind, in the amount of $32,000 through July 2020. The note has an interest rate of 8% and an original maturity date of November 18, 2020. However, during 2022, Brand Imperatives SSG, LLC informed the Company of their desire to terminate the agreement and have their note repaid. The Company and Brand Imperatives SSG, LLC are negotiating the termination agreement but it remained ongoing as of the date the financial statements were available to be issued. The balance due under this note payable, including accrued interest, was $85,499 at June 30, 2022 and $83,053 at December 31, 2021.

The Company received an Economic Injury Disaster Loan (EIDL) from the Small Business Administration (SBA) on April 19, 2020 in the amount of $500,000. Payments are deferred for twenty four months, to begin April 19, 2022 with an interest rate of 3.75% over a 30 year term. The balance due under this note payable, including accrued interest, was $538,709 and $529,334 as of June 30, 2022 and December 31, 2021 respectively. This note is subject to various restrictions. The Company cannot distribute assets, make any advances or loans, bonuses to any owner or partner or any of its employees or to any company directly or indirectly affiliated with or controlled by the Company without the prior written consent of the Small Business Administration. The Company made advances to members totaling $63,500 after April 19, 2020. The Company believes sufficient funding was received from other sources and no EIDL proceeds were advanced to members.

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WILEY AREA DEVELOPMENT LLC

NOTES TO FINANCIAL STATEMENTS

For the periods ending June 30, 2022, June 30, 2021 and December 31, 2021

NOTE 5 - MEMBERS' EQUITY

On March 8, 2019, the Company’s members amended and restated the operating agreement to increase the permitted number of units from 180,000 Class A (voting) units and 20,000 Class B (non- voting) units to 9,000,000 Class A (voting) units and 1,000,000 Class B (non-voting) units. Class A units outstanding at June 30, 2022 and December 31, 2021 were 9,000,000. Class B units outstanding at June 30, 2022 and December 31, 2021 were 130,197 and 118,611, respectively.

Distributions to members may occur from the net proceeds received from a direct or indirect sale of a restaurant location. Such proceeds shall be distributed within 120 days of the end of the calendar year in accordance with the following formula (“Sharing Ratio”): 1) To each holder of Class B units up to the amount of the purchase price paid for such Class B units; 2) 60% to the holders of Class A units and 40% to the holders of Class B units. In addition, the Company may, from time to time, make additional distributions to members, subject to the Sharing Ratio.

Changes in membership units outstanding and members' equity (deficit) for the periods ended June 30, 2022 and December 31, 2021 were as follows:

NOTE 6 - INCOME TAXES

The components of income tax expense (benefit) for the years ended June 30, 2022 and December 31, 2021, were as follows:

Temporary differences between book income and taxable income for 2022 and 2021 consisted primarily of

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WILEY AREA DEVELOPMENT LLC

NOTES TO FINANCIAL STATEMENTS

For the periods ending June 30, 2022, June 30, 2021 and December 31, 2021 compensation cost recognized for book purposes, but not deductible for tax purposes. At June 30, 2022 and December 31, 2021, the Company had net operating loss carryforwards of $1,541,380 and $1,432,311 respectively, available to offset future taxable income. Due to uncertainty regarding whether the Company will realize the tax benefit of deferred tax assets associated with temporary differences and net operating loss carryforwards, a valuation allowance equal to the full amount of the estimated tax benefit has been established. As of June 30, 2022, there is no expiration on the net operating loss carryforwards.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company and certain Class A members hold membership interests in Wiley Ventures, LLC and Wiley Ventures II, LLC, which operate Rapid Fired Pizza Restaurants and WD HHB Toledo, LLC, which operates Hot Head Burritos restaurants. The Company's membership interests in Wiley Ventures, LLC, Wiley Ventures II, LLC and WD HHB Toledo, LLC are pledged as collateral for the notes payable described in Note 4.

The Company is a member of WD HHB Toledo, LLC and as of June 30, 2022 and December 31, 2021, the Company received loans in the amount of $100,000 and $15,000, respectively. At June 30, 2022, no formal repayment terms have been established.

The Company is a member of Wiley Ventures, LLC and as of June 30, 2022 and December 31, 2021, the Company received loans in the amount of $215,165 and $80,600, respectively. At June 30, 2022, no formal repayment terms have been established.

The Company is a member of Wiley Ventures II, LLC and as of June 30, 2022 and December 31, 2021, the Company received loans in the amount of $108,530 and $0, respectively. At June 30, 2022, no formal repayment terms have been established.

Two of the Company's founding members are also members in WD HHB Cleveland, LLC, a separate entity, which operates seven Hot Head Burritos in Cleveland, Youngstown and Pittsburgh, Pennsylvania. The Company provides management services as described in Note 1.

The Company has advanced funds to the two founding members totaling $158,673, including accrued interest. Amounts due from one of the founding members totaled $153,415 and $177,215 at June 30, 2022 and December 31, 2021, respectively. Amounts due from the other founding member totaled $5,258 at June 30, 2022 and December 31, 2021. During 2021, the Company executed promissory notes with the members covering $166,482 for one member and $4,931 for the other member. The notes are due on due on December 31, 2022 and bear interest at 5%. The notes are personally guaranteed by the members and secured by membership interests in the Company and other related entities. In accordance with the terms of the notes, the balances may be extinguished in the event that the Company meets certain Class B subscription goals. While the likelihood of achieving Class B subscription goals is not known, management has established a liability equal to outstanding note balances as of June 30, 2022, totaling $158,673 and as of December 31, 2021, totaling $182,473, which is presented as a reduction in member loans in the accompanying balance sheet. Based on the remote possibility of repayment, management deemed it necessary to cease accruing interest as to not overstate income.

NOTE 8 - CONTINGENCY

In April 2022, the Company was threatened with litigation by Brand Imperatives SSG, LLC, who have informed the Company of their desire to terminate their outstanding note payable and have their capital returned. The Company and Brand Imperatives SSG, LLC have negotiated a termination

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WILEY AREA DEVELOPMENT LLC

NOTES TO FINANCIAL STATEMENTS

For the periods ending June 30, 2022, June 30, 2021 and December 31, 2021 agreement and in July 2022 the note and interest were paid back to Brand Imperatives.

NOTE 9 - SUBSEQUENT EVENTS

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements considered events through September 27, 2022, the date on which the financial statements were available to be issued.

In August 2022, the Company received additional funds in the amount of $20,000 from Wiley Ventures, LLC, no formal repayment terms have been established.

In August 2022, the Company received funds, in the amount of $10,000 from Wiley Ventures II, LLC, no formal repayment terms have been established.

In August 2022, the Company received funds, in the amount of $20,000 from WD HHB Toledo, LLC, no formal repayment terms have been established.

In July 2022, the Company's note with Times Square Ventures in the amount of $208,018 with an interest rate of 18% and was due to be repaid or renewed on July 12, 2022. That note was retired and replaced with a new note with Times Square Ventures on January 12, 2022 where all the accrued interest and a portion of the principal was paid totaling $85,759 and new note $150,000 was established and is due to be repaid on April 23, 2023.

In August 2022 the Company paid down the principal in the amount of $50,000 on the $250,000 note with Times Square Ventures in the amount of $250,000 with an interest rate of 18%. An interest payment in the amount of $11,250 was paid in July 2022. A new note with Times Square Ventures has not been executed as of the date of the financial statement.

The Company has issued an additional 934 Class B units in the amount of $4,867 between July 1, 2022 and September 21, 2022, the date the most recent information was available

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INDEX TO EXHIBITS

Charters (including amendments) *	Item 17.2
Bylaws *	Item 17.2
Material Contracts*	Item 17.6
* Previously filed with Offering Circular.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Beavercreek, OH on September 28, 2022.

WILEY AREA DEVELOPMENT LLC

By: /s/ Byron C. (Chris) Wiley
President (Principal Executive Officer) and Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

SignatureTitle

By:    /s/ Byron C. (Chris) WileyPresident (Principal Executive Officer) and Manager

Wiley Area Development LLC

September 28, 2022

By:    /s/ Peter WileyTreasurer (Principal Financial Officer and Principal

Accounting Officer) and Manager

Wiley Area Development LLC

September 28, 2022